

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2012

<u>Via E-mail</u>
Ahmed Rubaie
Chief Financial Officer
Ariba, Inc.
910 Hermosa Court
Sunnyvale, CA 94085

> **Re:** **Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 10, 2011**
> **File No. 000-26299**

Dear Mr. Rubaie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business</u>

<u>General</u>

1.   We note from your earnings call on October 27, 2011 that your total backlog grew by $104 million in fiscal 2011. We further note your response to comment 2 of our letter dated February 3, 2010 regarding the absence of a discussion of your backlog from your Form 10-K for the fiscal year ended September 30, 2009. In that response, you listed several reasons why you believed that the dollar amount of your total backlog was not firm or material to an understanding of your business. In light of the disclosure of your backlog in your earnings call, please confirm that you will provide information responsive to Item 101(c)(1)(viii) of Regulation S-K in your future filings or advise why you believe such information is not required in your Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Fiscal Years Ended September 30, 2011, 2010 and 2009

Revenues, page 32

2.   You indicate in this section that your organic growth in subscription revenues in fiscal 2011 was due, in part, to a pricing modification and more "chargeable relationships." In your response letter, briefly describe the pricing modification that you reference in this section and discuss the extent to which it contributed to the increase in your organic subscription revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K. Also, please define "chargeable relationships" and explain how this factor impacted your 2011 subscription revenue.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

3.   We note based on your disclosures in the last paragraph on page 59 that if software implementation, process improvement, training and other services are bundled with a subscription or time-based arrangement, revenue is recognized ratably over the term of such arrangement. This disclosure appears to suggest that the deliverables cannot be separated and revenue for the entire arrangement is recognized as a single unit of account. Please clarify how this is consistent with your application of the new accounting guidance for multiple deliverable revenue arrangements considering your disclosure that estimated selling price is used in a majority of your arrangements with multiple deliverables.

4.   We note your disclosure on page 4 that your on-demand software solutions are hosted by you or a third party. Please clarify whether customers that purchase your on-demand software solutions have the contractual right to take possession of the software at any time during the arrangement without significant penalty. Refer to ASC 985-605-55-121.

5.   Please tell us how your revenue recognition policy disclosures address the service revenues related to Quadrem International Holdings, Ltd., the business you acquired in January 2011. To the extent you intend to revise your disclosures in future filings, please provide us with the disclosures you intend to include.

Note 6 – Fair Value, page 68

6.   We note your tabular presentation does not include your derivative financial instruments or the contingent consideration related to the acquisition of Quadrem International Holdings, Ltd. Please tell us whether you considered including these items in your presentation considering these items are measured at fair value on a recurring basis. Refer to ASC 820-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief